1875 K Street, NW Washington, DC 20006

202 303 1000 Fax: 202 303 2000

February 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Neuberger Berman Equity Funds (File No. 811-00582)
Lehman Brothers Income Funds (File No. 811-03802)
Lehman Brothers Institutional Liquidity Funds (File No. 811-21715)
Neuberger Berman Institutional Liquidity Series (File No. 811-21647)
Neuberger Berman Advisers Management Trust (File No. 811-04255) (each, a “Trust”)
Response to Staff Comments concerning Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of each Trust and their series, please find responses to comments provided by Houghton Hallock and Scott Peterson of the Staff of the Securities and Exchange Commission (the “SEC”) in a telephone conversation with the undersigned of our firm on January 9, 2009 regarding the preliminary proxy materials on Schedule 14A filed with the SEC on December 31, 2008.

For the convenience of the Staff, comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trusts as well as counsel to each Trust and independent counsel to the board of trustees of each Trust. The responses to the Staff’s comments are set out immediately under the restated comment.

(1) Comment: In the section entitled “Evaluation by the Funds’ Board of Trustees,” please include additional disclosure in connection with any conclusion reached by a board of trustees in approving the new advisory and sub-advisory agreements. For instance, certain considerations or factors, such as retention of key personnel, any ownership interests by key personnel in NBSH Acquisition, LLC (“NBSH”), and/or the commitment to maintain current fee levels, may have been given more weight by a board than other considerations or factors in deciding whether to approve the new advisory and sub-advisory agreements.

     Response: In the section entitled “Evaluation by the Funds’ Board[s] of Trustees” there is a detailed discussion with respect to the Boards’ analyses of various factors that they considered when they determined to approve the new advisory and sub-advisory contracts. The proxy materials list, among others, 16 factors that are identified as part of the Boards’ considerations. There follows a detailed discussion of these factors. There were fourteen independent trustees involved in the process, each of whom may have placed greater weight on certain factors than others; therefore, we do not believe it is possible to provide a more detailed discussion with respect to the factors upon which the Boards may have placed greater weight, as it likely varied among the Boards’ members.

Securities and Exchange Commission
February 6, 2009

(2) Comment: Please disclose the ownership interest by key personnel and any interested trustee (or nominee) in NBSH, Neuberger Berman Management LLC, Neuberger Berman LLC and/or Lehman Brothers Asset Management LLC prior to or at the consummation of the proposed acquisition.

     Response: As of the date hereof, no final determination has been made with respect to all of the individuals who will comprise the ownership group of NBSH; however, it is expected that up to approximately 200 individuals will have direct or indirect ownership interests in NBSH. Among those who will comprise the ownership group are one individual who is a nominee for trustee and one individual who currently is a trustee (both of whom would be deemed interested), certain officers and other key employees of each of Neuberger Berman Management LLC (“NB Management”), Neuberger Berman, LLC (“NB LLC”), and Lehman Brothers Asset Management LLC (“LBAM,” and collectively with NB Management and NB LLC the “Advisers”) as well as officers of certain of the Advisers’ affiliates. Other than the 49% of NBSH that will be owned by Lehman Brothers Holdings Inc. (“LBHI”) and certain of its affiliates, no specific individual ownership interests have been determined, but it is anticipated that individual ownership interests in NBSH will range from approximately 1/3 of 1% to less than 5%. Disclosure to this effect has been included in the section entitled “Ownership of Shares” in each proxy statement.

(3) Comment: Please include clarifying disclosure concerning the direct or indirect control relationships of the various entities in the section entitled “Information Concerning the Investment Adviser and Sub-Advisers” and elsewhere in the definitive proxy materials, as applicable.

     Response: Clarifying disclosure has been included. We refer the Staff to the disclosure contained in the “General Overview” of each proxy statement, which contains a more detailed description of the direct and indirect control relationships of the various entities.

(4) Comment: In the section entitled “Section 15(f) of the 1940 Act,” please include additional disclosure concerning what representations were made by Lehman Brothers Holding Inc. and NBSH to each board concerning not imposing an “unfair burden” on any of the series of each Trust.

     Response: The section entitled “Conditions to Closing the Proposed Acquisition” has further disclosure with respect to representations made by LBHI or NBSH (including its successor or assign) to each Board concerning not imposing an “unfair burden” on any series of each Trust. Additional disclosure has also been added to the section entitled “Section 15(f) of the 1940 Act.”

Securities and Exchange Commission
February 6, 2009

(5) Comment: The Staff notes that certain information was not included in the preliminary proxy materials and will need to be included in each Trust’s definitive proxy statement filing. In this regard, please provide in the response letter to the Staff’s comments the anticipated expenses in connection the applicable proxy solicitation.

     Response: All required information will be included in the definitive proxy materials. All normal and customary expenses in connection with the proxy solicitation and related costs will be borne by the Advisers. The estimated costs contained in the section entitled “Proxy Solicitation and Related Costs” are $489,538 for the proxy solicitation and related costs for Neuberger Berman Advisers Management Trust and $1,984,078 for the proxy solicitation and related costs for the remaining Trusts.

(6) Comment: Please provide in the response letter to the Staff’s comments the appropriate “Tandy” representations.

     Response: Each Trust has authorized us to represent that, each Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to each Trust’s documents, and represents that each applicable Trust will not assert the SEC's comment process as a defense in any securities-related litigation brought against it.

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 728-8000.

Very truly yours,

/s/ David Joire

David Joire

cc:	Houghton Hallock, Division of Investment Management, SEC
Scott Peterson, Division of Investment Management, SEC
Maxine L. Gerson, Esq., Neuberger Berman Holdings LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Arthur C. Delibert, Esq., K&L Gates LLP
Jeffrey S. Puretz, Esq., Dechert LLP